EXHIBIT 11.1

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended		Three Months Ended
	March 31, 2010		March 31, 2009
	Shares	Earnings Per Share	Shares	Earnings Per Share

	(in Thousands)		(in Thousands)

Basic Weighted Average
Shares Outstanding	7,256	$0.05	7,203	$0.11

Diluted
Average Shares Outstanding	7,256		7,203
Common Stock Equivalents	0		0

	7,256	$0.05	7,203	$0.11